

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail stop 3720

June 3, 2010

<u>Via U.S. Mail and Facsimile to (239) 263-8191</u>

George G. Beasley
Chairman of the Board and CEO
Beasley Broadcast Group, Inc.
3033 Riviera Drive, Suite 200
Naples, FL 34103

> **RE: Beasley Broadcast Group, Inc.
> Form 10-K for the fiscal year ended December 31, 2009
> Filed March 11, 2010
> File No. 000-29253**

Dear Mr. Beasley:

We have reviewed your filing and have the following comments. Please tell us whether you will comply with our comments in future filings. In some of our comments we may ask you to provide us with information so we may better understand your disclosure and, after reviewing this information, we may raise additional comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20</u>

<u>Liquidity and Capital Resources, page 26</u>

1.   We note that you repaid $15.3 million of your outstanding debt with proceeds from the sale of radio station assets. Tell us whether your cash provided by operating activities is expected to be sufficient to repay and service your significant debt obligations or whether you expect to rely upon additional asset sales to help reduce your outstanding indebtedness.

Definitive Proxy Statement filed April 15, 2010

2009 Summary Compensation Table, page 8

2.	We note the salaries of your named executive officers decreased from 2008 to 2009. If your salaries decrease in a similar fashion in the future, please disclose the reasons for the decrease.

3.	We note you have paid non-equity incentive plan compensation to your NEOs but have not explained why your NEOs earned such compensation. Please disclose any objective performance targets or other subjective factors that were taken into account in awarding non-equity incentive plan compensation. In this disclosure, please avoid general statements and discuss the specific reasons for awarding compensation to your NEOs.

*   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all of the information investors require for an informed decision. Since the company and its management are in possession of all of the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• The company is responsible for the adequacy and accuracy of the disclosure in the filings;

• The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all of the information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director